Christopher Topolewski · 3rd in

Managing Member at Wick Capital Partners

Philadelphia, Pennsylvania · 500+ connections · Contact info

Wick Capital Partner

Villanova University of Law

Experience

Managing Member
Wick Capital Partners LLC
Dec 2018 – Present · 1 yr 6 mos
Greater Philadelphia Area

principal
West Capital Management
May 2002 – Dec 2018 · 16 yrs 8 mos

Education

Villanova University School of Law
Doctor of Law (JD)
1999 – 2002

Boston University
Bachelor of Science (BS), Accounting and Finance
1995 – 1999

Dwight Englewood
1989 – 1995

Interests

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Global Wealth Management
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Tax Professionals
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forty-one 12
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Boston University Questrom Sch...
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PHILADELPHIA POLICE FOUND.
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